                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           priceline.com Incorporated
                           --------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.008 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    741503106
                                    ---------
                                 (CUSIP Number)

                                   Edith Shih
                            Hutchison Whampoa Limited
                           22nd Floor, Hutchison House
                                10 Harcourt Road
                                    Hong Kong
                                 (852-2128-1188)
                                   ----------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 John A. Otoshi
                              Dewey Ballantine LLP
                                    Suite 701
                          Edinburgh Tower, The Landmark
                             15 Queen's Road Central
                                    Hong Kong
                                 (852-2509-7000)

                                   ----------

                               September 19, 2001
                          (Date of Event which Requires
                            Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box____.

                                 SCHEDULE 13D
CUSIP NO. 741503106
          ---------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HUTCHISON WHAMPOA LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Hong Kong
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             32,083,633
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          32,083,633
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      32,083,633
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      HC, CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FORTHCOMING ERA LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                     (a) [X]
                                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             17,546,622
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          17,546,622
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      17,546,622
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 741503106
          ---------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      ULTIMATE PIONEER LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                     (a) [X]
                                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             14,537,011
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          14,537,011
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      14,537,011
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                SCHEDULE 13D
CUSIP NO. 741503106
         ----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CHEUNG KONG (HOLDINGS) LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Hong Kong
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             64,167,267 (including shares disclaimed, see 11 below)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          64,167,267 (including shares disclaimed, see 11 below)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      64,167,267 of which Cheung Kong expressly disclaims beneficial ownership of 32,083,633 shares beneficially owned by Hutchison Whampoa Limited
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      HC, CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PRIME PRO GROUP LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             17,546,622
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          17,546,622
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      17,546,622
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 741503106
         ----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                POTTON RESOURCES LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
                AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                  -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY                   14,537,012
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                14,537,012
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                14,537,012
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                6.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
                CO
------------------------------------------------------------------------------

          This statement constitutes Amendment No. 3 to the Schedule 13D originally filed with the Securities and Exchange Commission on February 26, 2001, as amended by Amendment No. 1 on June 11, 2001 and Amendment No. 2 on July 10, 2001 and is filed by Hutchison Whampoa Limited, a Hong Kong company ("HWL"); Forthcoming Era Limited ("FEL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of HWL; Ultimate Pioneer Limited ("UPL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of HWL; Cheung Kong (Holdings) Limited ("Cheung Kong"), a Hong Kong company and a 49.97% shareholder of HWL; Prime Pro Group Limited ("PPG"), a British Virgin Islands company and an indirect wholly-owned subsidiary of Cheung Kong; and Potton Resources Limited ("PRL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of Cheung Kong. Such Schedule 13D relates to the common stock, par value $0.008 per share ("Common Stock") of priceline.com Incorporated, a Delaware corporation (the "Issuer"). Terms defined in the
Schedule 13D previously filed have the same meanings in this Amendment.

Item 3.   Source and Amount of Funds or Other Considerations
          --------------------------------------------------

          Item 3 of the Schedule 13D, as amended, is hereby amended by adding the following:

          The total purchase price of the 2,023,000 shares acquired by UPL from the open market is US$4,780,665. The funds for UPL's purchases were provided by HWL from its internal resources.

          The total purchase price of the 2,023,000 shares acquired by PRL from the open market is US$4,780,665. The funds for PRL's purchases were provided by Cheung Kong from its internal resources.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) (b) and (c) of Item 5 of the Schedule 13D, as amended, are hereby amended and restated in their entirety as follows:

(a) - (b) HWL, through its ownership of FEL and UPL, beneficially owns an aggregate of 32,083,633 shares of Common Stock, representing approximately 14.5% of the outstanding Common Stock as of September 17, 2001, and has shared power over the voting and disposition of such shares.

          FEL beneficially owns 17,546,622 shares of Common Stock, representing approximately 7.9%% of the outstanding Common Stock and has shared power over the voting and disposition of such shares.

          UPL beneficially owns 14,537,011 shares of Common Stock, representing approximately 6.6% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares.

          PPG beneficially owns 17,546,622 shares of Common Stock, representing approximately 7.9% of the outstanding Common Stock and has shared power over the voting and disposition of such shares.

          PRL beneficially owns 14,537,012 shares of Common Stock, representing approximately 6.6% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares.

          Cheung Kong, through its ownership of PPG and PRL, beneficially owns an aggregate of 32,083,634 shares of Common Stock, representing approximately 14.5% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares. In addition, Cheung Kong, through its ownership of 49.97% of the issued shares of HWL, may be deemed to share voting and dispositive power over the shares of Common Stock owned by HWL, FEL and UPL. However, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of such shares.

          Ian Wade, the designee of FEL to the Issuer's Board of Directors, was granted options to purchase 40,000 shares of Common Stock, which are not exercisable within 60 days and therefore not included in the shares reported above. Dominic Kai Ming Lai, the designee of FEL and UPL to the Issuer's Board of Directors, and Edmond Tak Chuen Ip, the designee of PPG and PRL, each were granted options to purchase 20,000 shares of Common Stock, which are not exercisable within 60 days and therefore not included in the shares reported above.

          Except as described in this Item 5 and Item 6, none of HWL, FEL, UPL, Cheung Kong, PPG and PRL, nor, to the best knowledge of HWL, FEL, UPL, Cheung Kong, PPG and PRL, any executive officer or director of HWL, FEL, UPL, Cheung Kong, PPG or PRL, (i) beneficially owns any securities of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

(c) Each of UPL and PRL acquired a total of 2,023,000 shares of Common Stock from the open market on September 20, 2001, September 21, 2001 and September 24, 2001 at an average price of US$2.36 per share.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Item 6 of the Schedule 13D, as amended, is hereby amended by adding the following:

          PPG, FEL, PRL, UPL and the Issuer entered into an amendment to the Stockholders' Agreement (the "Amendment No. 1 to Stockholders' Agreement") dated as of September 19, 2001, pursuant to which the provision in the Stockholders' Agreement limiting the ability of PPG, FEL, PRL and UPL to acquire or propose to acquire (or cause their affiliates to acquire or propose to acquire) additional securities which would result in such entities collectively beneficially owning more than 32.5% of the outstanding capital stock of the Issuer on a fully diluted basis, has been amended to increase such percentage to 37.5% upon delivery of written notice of any such increase duly executed by the Chairman of the Issuer's Board of Directors. The Amendment No. 1 to Stockholders' Agreement provides that until such time as PPG, FEL, PRL and UPL receive a notice of an increase to such percentage from the Chairman of the Issuer's Board of Directors (which has not been received as at the date hereof), such percentage was only increased from 32.5% to 34.99%.

          The description of the Amendment No. 1 to Stockholders' Agreement contained herein is subject to, and qualified in its entirety by reference to, the Amendment No. 1 to Stockholders' Agreement, which has been filed as an exhibit to this Amendment No. 3 to Schedule 13D and is hereby incorporated by reference in this Item 6.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 of the Schedule 13D, as amended, is hereby amended by adding thereto the following Exhibit:

8. Amendment No. 1 to Stockholders' Agreement, dated as of September 19, 2001, by and among priceline.com Incorporated, Prime Pro Group Limited, Forthcoming Era Limited, Potton Resources Limited and Ultimate Pioneer Limited.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  September 25, 2001

                                    FOR AND ON BEHALF OF
                                    HUTCHISON WHAMPOA LIMITED


                                    By:  /s/ Susan Chow
                                       ---------------------------------
                                       Name: Susan Chow
                                       Title:  Director

                                    FOR AND ON BEHALF OF
                                    FORTHCOMING ERA LIMITED


                                    By:  /s/ Susan Chow
                                       --------------------------------
                                       Name: Susan Chow
                                       Title:  Director

                                    FOR AND ON BEHALF OF
                                    ULTIMATE PIONEER LIMITED


                                    By:  /s/ Susan Chow
                                       --------------------------------
                                       Name: Susan Chow
                                       Title:  Director

                                    FOR AND ON BEHALF OF
                                    CHEUNG KONG (HOLDINGS) LIMITED


                                    By:/s/ Ip Tak Chuen, Edmond
                                       --------------------------
                                       Name: Ip Tak Chuen, Edmond
                                       Title:  Director


                                    FOR AND ON BEHALF OF
                                    PRIME PRO GROUP LIMITED


                                    By:/s/ Ip Tak Chuen, Edmond
                                       --------------------------
                                       Name: Ip Tak Chuen, Edmond
                                       Title:  Director


                                    FOR AND ON BEHALF OF
                                    POTTON RESOURCES LIMITED


                                    By:/s/ Ip Tak Chuen, Edmond
                                       --------------------------
                                       Name: Ip Tak Chuen, Edmond
                                       Title:  Director

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.       Description
-----------       -----------

     8. Amendment No. 1 to Stockholders' Agreement, dated as of September 19, 2001, by and among priceline.com Incorporated, Prime Pro Group Limited, Forthcoming Era Limited, Potton Resources Limited and Ultimate Pioneer Limited.